October 7, 2021

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do

Al Pavot

Margaret Schwartz

Laura Crotty

Re:	Perimeter Solutions, SA

Registration Statement on Form S-4

Filed September 1, 2021

File No. 333-259237

Ladies and Gentlemen:

Perimeter Solutions, SA (the “Company”) previously filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on September 1, 2021 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments set forth in the comment letter (the “Comment Letter”) from the staff of the SEC (the “Staff”) dated September 29, 2021. The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4, Filed September 1, 2021

Summary of the Prospectus, page 1

1.	Please revise the Summary to provide the information required by Item 4(a)(2), (3), (4) and (c) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10 through 22 of the Amended Registration Statement.

2.

Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16, 48, 49, 50, 82 and 83 of the Amended Registration Statement.

Securities and Exchange Commission

October 7, 2021

Interests of Certain Persons in the Business Combination, page 14

3.

Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, and clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16, 48, 49, 50, 82 and 83 of the Amended Registration Statement.

4.

Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company’s officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 15, 16, 48, 49, 50, 82 and 83 of the Amended Registration Statement.

Risk Factors

Risks Related to Regulatory and Legal Matters

Some of the products we produce may cause adverse health consequences, which exposes us to product liability and other claims… page 32

5.	Please revise to provide more detail regarding the indemnity claims against you mentioned in this risk factor, to the extent material.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the notice of indemnity referred to in the referenced risk factor relates to the notice of indemnity received in connection with the multi-district litigation pending in the United States District Court for the District of South Carolina relating to the manufacture, sale, and distribution of aqueous film forming foam which is discussed in the subsequent risk factor. The Company has revised the disclosure on pages 34 and 35 of the Amended Registration Statement to clarify the nature of the existing indemnity claim.

Risks Related to Holdco

The JOBS Act permits “emerging growth companies” like Holdco to take advantage of certain exemptions from various reporting requirements… page 41

6.

Please revise to provide an explanation of how and when you may lose EGC status and how your election under Section 102(b)(1) of the JOBS Act, the extended transition period for complying with new or revised accounting standards, allows for the delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also disclose that as a result of this election, the financial statements may not be comparable to companies that comply with public company effective dates with similar disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the Amended Registration Statement.

Risks Related to EverArc and the Proposed Business Combination, page 42

7.

We note that none of the representations, warranties, covenants, obligations or other agreements contained in the merger agreement will survive the closing of the merger. Please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Amended Registration Statement.

Securities and Exchange Commission

October 7, 2021

8.

Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information, page 56

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2021, page 64

9.

Please clarify for us why a seemingly disproportionate amount of the purchase price is allocated to goodwill instead of to identifiable intangible assets. Tell us the extent to which you have completed your fair value measurements for the intangible assets specifically identified in the Disclosure Schedule referenced in Section 4.13 of the business combination agreement (page A-40). We may have further comment.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the Company has performed a preliminary purchase price allocation in accordance with the accounting guidance in ASC 805-20-25-10 in the evaluation of the individual assets acquired and liabilities assumed and used the latest market assumptions as of June 30, 2021 in the Registration Statement.

The intellectual property and trademarks identified in the Disclosure Schedule referenced in Section 4.13 of the Business Combination Agreement are reflected in the fair value of existing technology and patents of $246,000 and the fair value of other intangible assets of $94,000 included in the assets identified on page 63 of the Registration Statement, which were both valued using the relief from royalty method. The fair value of these assets has been updated to $257,000 and $100,061, respectively, on page 64 of the Amended Registration Statement to reflect the updated valuation inputs further described below.

The Company has updated the valuation inputs and assumptions for the identified intangible assets, tangible assets and contingent earnout as of August 31, 2021. Additionally, the Company has updated the pro forma financial information to reflect the Company’s Offering Memorandum for the issuance of new debt and the payoff of their existing debt facility. In doing so, the Company identified a computational error in the amount of consideration paid in the preliminary purchase price allocation. In the Registration Statement, the Company included $702,385 in its cash consideration conveyed to SK Holdings instead of applying that cash to the pro forma financing adjustments for the reduction of historical debt. The Company has corrected the cash conveyed to SK Holdings to $1,289,920 and also has reduced the debt in the pro forma financing adjustments. As such, goodwill has also been decreased by this amount as well as updated for the new preliminary purchase price allocation.

The Company has revised the disclosure on pages 67 and 68 of the Amended Registration Statement.

The Business Combination

Background of the Business Combination, page 68

10.

On page 68 you state that you reviewed 200 potential acquisition targets. Please revise to provide more specific information about the most material targets, including the industry and size of such companies, the stage of negotiations with such companies, and, if in negotiations, why discussions ended. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 75 of the Amended Registration Statement.

Securities and Exchange Commission

October 7, 2021

11.

Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

•	the material terms for any proposals and subsequent proposals and counter offers;

•	negotiation of the transaction documents and the parties involved; and

•	valuations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 80 of the Amended Registration Statement.

12.

Please describe in greater detail all material analyses the board relied upon in evaluating the financial aspects of the business combination. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure. Page 73 says your management team considered financial projections as well as analysis regarding comparable target companies and research on comparable transactions. We also note that page 72 says the parties agreed to a transaction value of approximately $2 billion. Please revise your disclosure to summarize the following in relation to the valuation analysis:

•	how the valuation of approximately $2 billion was determined;

•	how the projected financial information described starting on page 78 was used, both quantitatively and qualitatively;

•	in relation to the projected financial information, whether, and if so, how, the passage of time was considered in relation to the five-year projection period;

•	any precedent transactions or comparisons to other companies considered, including a quantitative analysis thereof to the extent considered by the board; and

•	any transaction multiples considered in relation to industry medians, if available.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 78, 80 and 87 of the Amended Registration Statement.

13.

Please revise the first graphic on page 78 to define MSD and HSD, provide the time period covered and the starting figures used for each of the four metrics. Please revise the second graphic to quantify the 5 year revenue and EBITDA figures. Additionally, please revise to define the non-GAAP or non-IFRS measures shown and explain the assumptions used to calculate these projections.

Response: The Company has revised the disclosure on page 87 of the Amended Registration Statement to define what is meant by MSD and HSD, and to define EBITDA and EBITDA Margin. With respect to the starting figures and revenue and EBITDA figures in the two graphics, the Company respectfully advises the Staff that the four metrics in the first graphic on page 87 of the Amended Registration Statement and the 5 year revenue and EBITDA figures are growth rates which were not based on or calculated with respect to any particular starting figure.

14.

On page 77 you state “EverArc, based on its due diligence and discussions with Perimeter’s management, prepared and provided to its board of directors certain assumptions regarding Perimeter’s prospective financial growth and performance” and on page 78 you state “The following tables sets forth certain prospective financial information regarding Perimeter provided to the EverArc Board.” Please revise to clarify whether Perimeter or EverArc prepared the projections, and, to the extent both prepared projections, provide a description of both. We also note that “certain” projections were described, please revise to describe all projections provided to the board.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Amended Registration Statement.

Securities and Exchange Commission

October 7, 2021

Consideration to be Received in the Business Combination, page 82

15.

On page 82 you state that, at the Merger Effective Time, each Perimeter Shareholder will receive its pro rata portion of the Aggregate Cash Consideration and Aggregate Preferred Share Stock Value and that SK Holdings will also receive redeemable Holdco Preferred Shares. Please revise both the cover page and page 82 to quantify the Aggregate Cash Consideration and Aggregate Preferred Share Stock Value, as defined in the Business Combination Agreement. Additionally, please define “Perimeter Shareholder” and state the aggregate amount of preferred shares that will be issued to the Perimeter Shareholders and SK Holdings. Elsewhere where you provide the Ownership of Holdco following the Business Combination, please revise to also provide the amount and holders of the Holdco Preferred Shares.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and on pages 10, 11 and 90 of the Amended Registration Statement. We supplementally advise the Staff that the term “Perimeter Shareholders” has been replaced throughout the Amended Registration Statement to SK Holdings as SK Holdings is the sole shareholder of Perimeter.

The Business Combination Agreement

Conditions to Closing the Business Combination, page 86

16.

We note that on pages 87-88 you state that conditions to closing generally and of each party may be subject to waiver where permissible, but on page 89 you say that each of EverArc and Perimeter may waive compliance with any agreement of SK Holdings or Perimeter, with respect to EverArc, or EverArc, Holdco or Merger Sub, with respect to Perimeter, or any condition to its own obligations contained in the Business Combination Agreement. Please revise pages 87-88 to clarify which conditions to the completion of the business combination may be waived.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 96 of the Amended Registration Statement.

Certain Agreements Related to the Business Combination, page 91

17.	Please revise your disclosure on page 91 to provide the material terms of the debt commitment, including the interest rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 99 and 100 of the Amended Registration Statement.

Information about Perimeter, page 116

18.	On page 118 you state that Perimeter is a technology and safety leader, an industry leader and an innovation leader in oil additives. Please revise to provide support for these statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 125 through 127 of the Amended Registration Statement.

19.

In relation to your material patents, please revise page 122 to provide the type of patent protection for each patent, the patent expiration dates and the jurisdictional breakdown. Please also specify whether any of Perimeter’s patents relate to its oil additives business. Additionally, you state that Perimeter has an exclusive global license with Stanford University and MIT. Please revise to provide the terms of any material license agreements and, to the extent you are substantially dependent on such license agreements, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K as required by Item 21(a) of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 131 through 134 of the Amended Registration Statement.

Securities and Exchange Commission

October 7, 2021

Cash Flows, page 136

20.

The significant increase in receivables had a material adverse impact on Perimeter’s 2021 operating cash flow (page F-8). Please explain the specific reasons why the receivables appear to have increased at a much higher rate than sales. Disclose whether there was a material change in the aging of Perimeter’s receivables portfolio at June 30, 2021 relative to at December 31, 2020 and quantify the amount that has subsequently been collected in cash. Explain also why the allowance for doubtful accounts decreased whereas total receivables increased.

Response: In response to the Staff’s comment, we supplementally advise the Staff that the increase in receivables that contributed to the overall decrease in cash flow from operations as of June 30, 2021 is due to the following reasons:

•	The fire safety business is highly seasonal with a majority of the revenue occurring in Q2 and Q3 of each year.

•

Revenue during the three months ended June 30, 2021 was $30,600 higher than revenue during the three months ended June 30, 2020 and $31,300 higher than revenue during the three months ended December 31, 2020, resulting in higher accounts receivable on June 30, 2021.

•	Nearly 100% of the gross open accounts receivable as of June 30, 2021 has been collected (as of September 30, 2021).

•	The allowance for doubtful accounts is primarily in a Euro denominated entity and the decrease is due to the foreign currency exchange impact.

•	There has been no material change to Perimeter’s accounts receivable or customer portfolios.

The Company has revised the disclosure on page 148 of the Amended Registration Statement.

Management of Holdco after the Business Combination, page 154

21.

Please revise the director bios to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for Holdco after the Business Combination. Refer to Item 401(e)(1) of Regulation S-K as required by Item 19 of Form S-4.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pagess 168 through 170 of the Amended Registration Statement.

Description of Holdco’s Securities, page 159

22.

On page 163 you state: “A Holdco Warrant may be exercised only during the period commencing on the date that is 30 days after the consummation of the transactions contemplated by the Business Combination Agreement, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is three years after the date on which the Business Combination is completed or (y) such earlier date as determined by the EverArc Warrant Instrument provided that if such day is not a trading day, the trading day immediately following such day.” Please revise to specifically describe how the earlier date is determined in (y) instead of referencing the EverArc Warrant Instrument.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 183 of the Amended Registration Statement.

Securities and Exchange Commission

October 7, 2021

Exhibits

23.

Please file the documentation concerning the debt commitment described on pages 12-13 and elsewhere, the Non-Compete Agreements, the EverArc Founder Advisory Agreement, the Placing Agreement, the Incentive Unit grant agreement and the Goldberg, Lederman and Horn Employment Agreements.

Response: In response to the Staff’s comment, the Company has filed the Non-Compete Agreements, the EverArc Founder Advisory Agreement and the Placing Agreement. The Company has also filed the Employment Agreements between the Company and each of the Named Executive Officers that will become effective upon consummation of the Business Combination.

The Company respectfully informs the Staff that it does not plan to file the Debt Commitment Letter as the Company expects to file the related debt agreements including the Senior Credit Agreement and Indenture governing the Senior Notes prior to going effective, which agreements will supersede the Debt Commitment Letter. To the extent the related debt agreements are not yet available for filing at the time of effectiveness, the Company will file the Debt Commitment Letter. In addition, the Company does not believe it is required to file the Incentive Unit grant agreements (the “Grant Agreements”). The Grant Agreements are between SK Invictus Holdings, L.P. and the Named Executive Officers. The Company is not a party to the Grant Agreements nor will they assume or in any way have any obligations under the Grant Agreements before or after Closing. In connection with the Business Combination, it is expected that the outstanding Incentive Units held by the Named Executive Officers will vest in full, subject to their continued service through the consummation of the Business Combination. The Company has filed the 2021 Equity Incentive Plan as Exhibit 10.14 which it expects to adopt immediately prior to Closing and which will govern any equity awards granted by the Company on or after Closing.

General

24.

Please revise the signatories to your registration statement to provide the signature of your principal executive officer or officers, principal financial officer, controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions. The registration statement shall also be signed by your authorized representative in the United States. See Instruction 1 to the Signatures section of Form S-4. Neither Vivek Raj nor Haitham Khouri, the current signatories, appear to serve in any of these roles at Perimeter.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Signatures section of the Amended Registration Statement.

*    *    *    *    *    *     *    *    *

We hope that the above has been responsive to the Staff’s comments. Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (954) 768-8210 or perezf@gtlaw.com.

Very truly yours,

/s/ Flora R. Perez, Esq.

cc:	Haitham Khouri, EverArc Holdings Limited

Vivek Raj, EverArc Holdings Limited

Barry Lederman, Perimeter Solutions